

July 26, 2021

VIA E-MAIL

Joel D. Corriero, Esq.
Stradley Ronon Stevens & Young, LLP
2005 Market Street, Suite 2600
Philadelphia, PA 19103

> Re: Milliman Variable Insurance Trust
> Initial Registration Statement on Form N-1A
> File No. 333-257356 / 811-23710

Dear Mr Corriero:

On June 24, 2021, you filed a registration statement under the Investment Company Act of 1940 (1940 Act) on Form N-1A on behalf of Milliman Variable Insurance Trust ("Milliman" or "Trust"). We have reviewed the registration statement and provide our comments below. Where a comment is made with regard to disclosure in one location, it is applicable to similar disclosure appearing elsewhere in the registration statement. All capitalized terms not otherwise defined in this letter have the meanings given to them in the registration statement.

### *Part A*

General Comments

1. We note that portions of the registration statement are incomplete (e.g., fee tables, hypothetical expense examples, auditor's consent, seed financial statements, etc.). Please note that a complete review must be performed prior to declaring the registration statement effective. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any amendment.

2. Comments made herein with reference to a particular named fund, to the extent applicable, apply to all other funds in the registration statement. Please indicate in the comment response letter the specific funds, the disclosure of which was revised, in response to a comment. If a change was made to another fund(s) but not in the same corresponding disclosure location, please identify the location the disclosure change was made, with reference to the other specific fund(s). Finally, where a comment is made in one location (e.g., summary section or the prospectus), it is applicable to all similar disclosure appearing elsewhere in the registration statement (e.g., statutory

prospectus or the SAI).  Please confirm in your response that corresponding changes have been made to all similar disclosure.

3.  We note that the Item 4 disclosure does not appear to be a summary of the Item 9 disclosure as required by Form N-1A.  Please review the disclosure in response to these items and revise accordingly.  For example, please consider whether some of the disclosure in paragraphs five and six on page 2 can be moved to the Item 9 disclosure.

4.  Disclosure of how the named strategies are to be implemented by each individual fund should be laid out in more investor-friendly plain English at the beginning of the fund's principal strategy disclosure.  One disclosure format you may wish to consider, modified as appropriate to the particular fund, is the following:  *The fund is designed to participate in positive returns of the [XYZ index] up to a cap of [XX%] before fees and expenses and [XX%] after fees and expenses, while seeking to provide a level of protection ([a XX% floor/buffer] [before fees and expenses]) and [a XX% floor/buffer] [after fees and expenses]) in down markets ("Outcomes") over the period from [start date] to [end date] (the "Outcome Period").*

5.  For those funds that offer a buffer or floor and also have a par limit, please consider revising the names of the funds to indicate whether the par limit is an upside limit or a downside limit consistent with the Flex Options Strategies listed on page ii.  We note that a number of other funds specify the direction of the par limit in their names.  Please also ensure that the strategy disclosure is clear on the direction of the par limit.

## Cover Page Disclosure

6.  If using a summary prospectus for each fund, please indicate in the response letter to the staff how much of the Important Information About the Funds -- *Please Read Before Making an Investment* disclosure will be on the summary prospectus cover.  Specifically, please confirm that each summary prospectus will only include the disclosure applicable to the particular fund offered in the summary prospectus.  Additionally, please note that the cover page for each individual fund should include succinct disclosure regarding the Outcome, downside protection and upside protection for that fund, consistent with comment five above.

7.  *Important Information About the Funds -- Please Read Before Making an Investment*

    a.  Consider revising the second bullet at the top of the page ii. to remove "[w]hile effective" as we believe this may cause investor confusion.  The staff's understanding of the substance of the bullet point is that investors, in subsequent years, could purchase at any time and this disclosure will be removed once all funds are operational.  Please confirm supplementally.

    b.  Please reconcile the disclosure in the third bullet with the disclosure in the fourth.  While the third bullet discusses, "fixed income exposure included in the Fund's portfolio," the fourth bullet discusses the "Put Spread Strategy" in the context of the exposure to fixed income securities. The two bullets are difficult to follow.

8. *FLEX Options Strategies / Description*

   a. Please explain briefly what a "buffer" is, and do the same with respect to "floor" in the row below.

   b. In the Par Up Strategy row, delete the word, "uncapped." A participation rate limits gains, so referring to participation as "uncapped," when it has a participation rate is not entirely accurate and is unnecessarily confusing. The same comment applies to the same word in the "Spread Strategy" row.

   c. The disclosure in the second half of the fourth bullet, which begins, "[t]he Funds will generally" and explains the "Put Spread Strategy," is confusing. It is unclear whether the disclosure is related to the "Collateral Portfolio" or the FLEX Options on the S&P 500 and how it works with either of these portions of the portfolio. Please revise for clarity or delete.

9. *Investor Suitability* (comments also apply to prospectus disclosure under same heading)

   a. Please revise the bullets describing for whom an investment may be suitable to state succinctly and in plain English that:

      i. each fund offered seeks to achieve specified Outcomes but there is no guarantee that the Outcomes for an Outcome Period will be achieved. You may lose some or all of your money by investing in the fund; and

      ii. the Outcomes described in this prospectus are specifically designed to apply only if you hold shares on the first day of the Outcome Period and continue to hold them on the last day of the period;

      iii. if you purchase shares after the Outcome Period starts or sell your shares before the Outcome Period ends, you may receive a very different return based on the fund's current value. Investors purchasing shares of the fund after the Outcome Period begins can see their expected Outcome until the end of the period by visiting www.XYZ.com; and

      iv. at the end of the Outcome Period, the fund will reset for a new Outcome Period tied to the same index and downside protection, but the upside protection  may change based on market rates as of the start of the new period.

   b. The penultimate bullet on page iv., that states that, "[y]ou are willing to assume counterparty risk with the OCC," is confusing. Clarify in that disclosure whether the risk is with the OCC or with the counterparty itself.

    c.  Milliman should include detailed and current website disclosure regarding the operation of the funds.  Please confirm that Milliman intends to disclose the following information on the applicable website, and revise the third bullet point on page iv (and any other related disclosure throughout the registration statement) accordingly:

        i.  The Outcome Period start date, end date, upside limit and downside limit;

        ii.  A presentation of the fund's performance during the current Outcome Period compared to the upside limit and downside limit;

        iii.  Information relating to the potential outcomes of an investment in specific funds on a daily basis. (*e.g.*, based on the fund's current value, if you purchase the fund today and hold it until the end of the Outcome Period, you can expect an upside limit of XX.XX% and a downside limit of XX.XX%.).

Fund Summary (applicable to each fund's summary)

10. *Milliman S&P 500 6-Month Buffer with Par Fund – Mar/Sep.*  (page 1)

    a.  The disclosure of the Investment Objective around this, and all of the funds in the prospectus, includes the words, "associated with that strategy."  Please revise this disclosure to be more specific or delete.

    b.  Please supplementally explain whether the Collateral Portfolio and Put Spread Strategy are used to achieve the stated Outcome of a fund (i.e., tracking the S&P 500/Reference Index along w/ downside/upside limits).  If they are not, please supplementally explain why not.  Additionally, if 35% of the Collateral Portfolio plus the Put Spread Strategy can be used in a manner not designed to track the S&P 500 Index w/in the downside/upside limits of the fund, please explain why it is not misleading for each fund to refer to the S&P 500 (and in some cases Reference Index) and the upside/downside limits in its name.

    c.  In footnote 2 to the fee table for this fund (and of course any/all other applicable funds in the same circumstance), revise the language that says, "without approval of the Board of Trustees of the Trust (the "Board") to make clear that limit cannot be changed within one year of effectiveness of this registration statement.  Otherwise, remove the limit from the expense table.

11. *Principal Investment Strategies* (page 2)

    a.  The first paragraph of this fund's disclosure (and any/all other applicable funds) discusses the "reference assets" for the FLEX Options positions and that those include the S&P 500 Index.  Please clarify in the disclosure whether there will be other reference assets besides that index, and whether S&P 500 ETFs will be used.

b. In the second paragraph of this section (and any other fund's corollary sections), the disclosure mentions, "asset-backed securities." Pursuant to Form requirements, the risk disclosure must include discussion related to all securities that are disclosed as part of a fund's strategy.

c. In the fourth paragraph, for clarity, please tie the definition of "Outcomes," for each fund to the specific upside and downside limits.

d. In the seventh paragraph (just above the table of "Estimated Par Rate Ranges"), please revise the disclosure throughout to clarify that the downside and upside protection will not change during an Outcome Period, but the Collateral Portfolio's investments and the Put Spread Strategy could reduce the impact of these limits across the entire fund, if accurate.

e. In the disclosure paragraph just after the table of "Estimated Par Rate Ranges," for clarity, consider defining the discussion of the portfolio identified by "the Fund's S&P 500 Index exposure," as was done with the term, "Collateral Portfolio."

12. *Understanding the Par Rate*: In the second paragraph on page 5, the discussion of the performance of the Collateral Portfolio and the Put Spread Strategy as possibly casing the Par Rate to underperform is confusing. How could they cause the Par Rate to underperform given that the par rate should be set for the Outcome Period. Delete, or revise this disclosure for clarity.

13. *Understanding the Buffer*

a. In the third line of the paragraph, change the word, "may" to "will" in describing an investor's benefit.

b. In the second half of the paragraph's disclosure, which begins, "In addition, the Buffer is not operative against losses . . .," please delete the first clause in the second to last sentence or explain the reason for its inclusion here but not in the third to last sentence.

14. *Fund Rebalance*: The last paragraph on page 5, and as applicable on other pages, notes that "the Fund will file a prospectus supplement." Please revise the paragraph to state that the fund will send a prospectus supplement to investors and confirm it will do so at least ten days before the end of the Outcome Period, or explain supplementally why supplements will not be sent and/or will be sent on a different timeframe.

15. *Risk* Disclosure: Please consider whether any of the risks indicated on the cover page should be included as principal risks of the funds and add principal risk disclosure as appropriate.

<u>Management and Organization</u> (page 571)

16. Please state the adviser's fee as a percentage of average net assets, *including any breakpoints*, if applicable. See Item 10(a)(ii)(B) of Form N-1A.

*Part B*

1. Please provide the name of the independent registered public accounting firm in correspondence, and include it in the Statement of Additional Information filed by pre-effective amendment.

*Part C*

1. Please confirm that all Items required by this part of the Form will be filed with the pre-effective amendment.

*****************************************

Responses to this letter should be made in a letter to me filed on Edgar and in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. Where no change will be made in the filing in response to a comment, please indicate this fact in the letter to us and briefly state the basis for your position. You should review and comply with all applicable requirements of the federal securities laws in connection with the preparation and distribution of preliminary prospectuses.

Joel D. Corriero, Esq.
July 26, 2021

      Although we have completed our initial review of the registration statements, the filing will be reviewed further after we receive your response.  Therefore, we reserve the right to comment further on the registration statements and any amendments.  After we have resolved all issues, the Company and its underwriter must request acceleration of the effective date of the registration statement.

      In closing, we remind you that the Company is responsible for the accuracy and adequacy of its disclosure in the registration statements, notwithstanding any review, comments, action, or absence of action by the staff.

      Should you have any questions prior to filing pre-effective amendment, please feel free to contact me at 202-551-6763 or scottpa@sec.gov.

Sincerely,

/s/ Patrick F. Scott

Patrick F. Scott
Senior Counsel

Cc:    Andrea Ottomanelli Magovern
       Sumeera Younis